# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apellis Pharmaceuticals, Inc., CIK 0001492422
CUSIP: 03753U106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 05/14/2026
Amends the filing with accession number 0000950157-26-000478
Filed by CIK 0000875045
Persons authorized to receive notices and communications: Wendell Taylor, Secretary, 225 Binney Street, Cambridge, Massachusetts (MA), 02142, (617) 679-2000

## Reporting persons
- Biogen Inc. (CIK 0000875045): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the common stock, par value $0.0001 per share (the "Shares"), of Apellis Pharmaceuticals, Inc., a Delaware corporation ("Apellis") and amends and supplements the statement on Schedule 13D originally filed by Biogen Inc., a Delaware corporation ("Biogen"), on April 6, 2026 (the "Prior Schedule 13D"). The filing of this Amendment represents the final amendment to the Prior Schedule 13D and constitutes an exit filing for the Reporting Person.
  
  Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Apellis Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 100 Fifth Avenue, Waltham, Massachusetts (MA), 02451

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As previously disclosed, on March 31, 2026, Biogen entered into an Agreement and Plan of Merger (the "Merger Agreement") with Apellis and Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Biogen ("Purchaser"). Pursuant to the Merger Agreement, on April 14, 2026, Purchaser commenced a tender offer (the "Offer") to acquire any and all outstanding Shares, in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding (the "Cash Amount"), plus (ii) one contractual, non-transferable contingent value right per Share (each, a "CVR") representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2026 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal.

As a result of the satisfaction of the Minimum Condition (as defined in the Offer) and each of the other conditions to the Offer, on May 14, 2026, Purchaser irrevocably accepted for payment all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer. Following the completion of the Offer, on May 14, 2026, pursuant to the terms of the Merger Agreement, Purchaser merged with and into Apellis, without a vote of the stockholders of Apellis in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Apellis continuing as the surviving corporation of the merger and as a wholly owned subsidiary of Biogen (the "Merger").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (e) of the Prior Schedule 13D are hereby amended and supplemented by adding the following at the end thereof:

On May 14, 2026, the Merger was consummated and Purchaser was merged with and into Apellis, with Apellis surviving the Merger as a wholly owned subsidiary of Biogen. Upon the consummation of the Merger, the Tender and Support Agreement automatically terminated pursuant to its terms and is of no further force or effect.

## Signatures
- Biogen Inc.: /s/ Wendell Taylor, Wendell Taylor / Secretary (05/14/2026)